                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No.)*


                                     KeyCorp
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                               Common Stock (New)
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   493267-108
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
 -------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [X] Rule 13d-1(b)

           [_] Rule 13d-(c)

           [_] Rule 13d-1(d)

CUSIP No.  493267-108
_____________________________________________________________________________
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Wilmington Trust Corporation 51-0328154
_____________________________________________________________________________
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
       (b)  [_]
_____________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
______________________________________________________________________________
 NUMBER OF        5.   SOLE VOTING POWER             88,980
 SHARES           _____________________________________________________________
 BENEFICIALLY     6.   SHARED VOTING POWER  28,091,030
 OWNED BY         _____________________________________________________________
 EACH             7.   SOLE DISPOSITIVE POWER        70,415
 REPORTING        _____________________________________________________________
 PERSON           8.   SHARED DISPOSITIVE POWER      17,801
 WITH:
_______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   28,186,595
_______________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [_]           N/A
_______________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.9%
_______________________________________________________________________________
12. TYPE OF REPORTING PERSON*
                    HC
_______________________________________________________________________________

_______________________________________________________________________________
1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Wilmington Trust Company, in various fiduciary capacities  51-0055023
_______________________________________________________________________________
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
       (b)  [_]
_______________________________________________________________________________
3.  SEC USE ONLY

_______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware banking corporation
_______________________________________________________________________________
NUMBER OF         5.   SOLE VOTING POWER             30,586
SHARES           ______________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER  28,091,030
OWNED BY         ______________________________________________________________
EACH              7.   SOLE DISPOSITIVE POWER        16,294
REPORTING        ______________________________________________________________
PERSON            8.   SHARED DISPOSITIVE POWER      17,240
WITH:
_______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   28,127,896
_______________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
       [_]           N/A
_______________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    6.9%
_______________________________________________________________________________
12. TYPE OF REPORTING PERSON*
                    BK
_______________________________________________________________________________

______________________________________________________________________________
1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilmington Trust FSB, in various fiduciary capacities  52-1877389
______________________________________________________________________________
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
       (b)  [_]
______________________________________________________________________________
3.  SEC USE ONLY

______________________________________________________________________________
4.  CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Savings Bank
______________________________________________________________________________
NUMBER OF         5.   SOLE VOTING POWER             32,295
SHARES            _____________________________________________________________
BENEFICIALLY      6.   SHARED VOTING POWER  0
OWNED BY         _____________________________________________________________
EACH              7.   SOLE DISPOSITIVE POWER         28,257
REPORTING        _____________________________________________________________
PERSON            8.   SHARED DISPOSITIVE POWER      256
WITH:
______________________________________________________________________________
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    32,295
______________________________________________________________________________
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     [_]       N/A
______________________________________________________________________________
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    0.0%
______________________________________________________________________________
12. TYPE OF REPORTING PERSON*
                    BK
_______________________________________________________________________________

_____________________________________________________________________________
1.  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    Wilmington Trust of Pennsylvania, in various
    fiduciary capacities  23-2413335
_____________________________________________________________________________
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X]
      (b)  [_]
_____________________________________________________________________________
3. SEC USE ONLY

_____________________________________________________________________________
4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Pennsylvania banking corporation
_____________________________________________________________________________
NUMBER OF          5.   SOLE VOTING POWER             26,099
SHARES             _______________________________________________________
BENEFICIALLY       6.   SHARED VOTING POWER           0
OWNED BY           __________________________________________________________
EACH               7.   SOLE DISPOSITIVE POWER        25,864
REPORTING          __________________________________________________________
PERSON             8.   SHARED DISPOSITIVE POWER      305
WITH:
_____________________________________________________________________________
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    26,404
_____________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [_]            N/A
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                    0.0%
_____________________________________________________________________________
12. TYPE OF REPORTING PERSON*
                    BK
_______________________________________________________________________________

ITEM 1(A).  NAME OF ISSUER:

            KeyCorp

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            127 Public Square
            Cleveland, Ohio  44114

ITEM 2(A).  NAME OF PERSON FILING:

            Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE:

            1100 North Market Street
            Wilmington, DE  19890

ITEM 2(C).  CITIZENSHIP:

Wilmington Trust Corporation is a Delaware corporation;
Wilmington Trust Company is a Delaware banking corporation.
Wilmington Trust FSB is a Federal Savings Bank; and
Wilmington Trust of Pennsylvania is a Pennsylvania banking corporation.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(E).  CUSIP NUMBER:

            493267-108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A:

            (a)   [_] Broker or dealer registered under Section 15 of the
                      Exchange Act.

            (b)   [X] Bank as defined in Section 3(a)(6) of the Exchange Act.

                  Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are each Banks and are each direct, wholly- owned subsidiaries of Wilmington Trust Corporation.

            (c)   [_] Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

            (d)   [_] Investment company registered under Section 8 of the
                      Investment Company Act.

            (e)   [_] An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

            (f)   [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g)   [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                  Wilmington Trust Corporation is a Parent Holding Company.

            (h)   [_] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

            (i)   [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   [X] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  Wilmington Trust Corporation, Wilmington Trust Company, Wilmington Trust FSB and Wilmington Trust of Pennsylvania are a Group.

ITEM 4.  OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:
          Wilmington Trust Corporation:       28,186,595 shares
          Wilmington Trust Company:           28,127,896 shares
          Wilmington Trust FSB:                   32,295 shares
          Wilmington Trust of Pennsylvania:       26,404 shares

     (b) Percent of class:

          Wilmington Trust Corporation:              6.9%
          Wilmington Trust Company:                  6.9%
          Wilmington Trust FSB:                      0.0%
          Wilmington Trust of Pennsylvania:          0.0%

     (c) Number of shares as to which Wilmington Trust Corporation has:

            (i)   Sole power to vote or to direct the vote 88,980 shares
            (ii)  Shared power to vote or to direct the vote 28,091,030 shares
            (iii) Sole power to dispose or to direct the disposition of 70,415 shares
            (iv) Shared power to dispose or to direct the disposition of 17,801 shares

     Number of shares as to which Wilmington Trust Company has:

            (i)   Sole power to vote or to direct the vote 30,586 shares
            (ii)  Shared power to vote or to direct the vote 28,091,030 shares
            (iii) Sole power to dispose or to direct the disposition of 16,294 shares
            (iv) Shared power to dispose or to direct the disposition of 17,240 shares

     Number of shares as to which Wilmington Trust FSB has:

            (i)   Sole power to vote or to direct the vote 32,295 shares
            (ii)  Shared power to vote or to direct the vote 0 shares
            (iii) Sole power to dispose or to direct the disposition of 28,257 shares
            (iv) Shared power to dispose or to direct the disposition of 256 shares

     Number of shares as to which Wilmington Trust of Pennsylvania has:

            (i)   Sole power to vote or to direct the vote 26,099 shares
            (ii)  Shared power to vote or to direct the vote 0 shares
            (iii) Sole power to dispose or to direct the disposition of 25,864 shares
            (iv) Shared power to dispose or to direct the disposition of 305 shares

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Wilmington Trust Company:          BK
         Wilmington Trust FSB:              BK
         Wilmington Trust of Pennsylvania:  BK

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Wilmington Trust Corporation:      HC
         Wilmington Trust Company:          BK
         Wilmington Trust FSB:              BK
         Wilmington Trust of Pennsylvania:  BK

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.  CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005                     Wilmington Trust Corporation
                                     Wilmington Trust Company
                                     Wilmington Trust FSB
                                     Wilmington Trust of Pennsylvania

                                     By: s/Michael A. DiGregorio
                                     -------------------------
                                     Michael A. DiGregorio
                                     Senior Vice President